New Data Presented Demonstrates Ovulatory Effect of
Teva Women’s Health’s Investigational 28-Day Oral Contraceptive

- Results from Phase I Clinical Trial Presented at the 61st Annual Clinical Meeting
of the American Congress of Obstetricians and Gynecologists -

North Wales, PA – May 8, 2013 – Teva Women’s Health, a U.S.-based subsidiary of Teva Pharmaceutical Industries Ltd., presented new data on ovulation inhibition and ovarian activity from a Phase I clinical trial of Teva’s investigational 28-day oral contraceptive (OC) (150 mcg desogestrel (DSG)/20 mcg ethinyl estradiol (EE) for 21 days, followed by 7 days of 10 mcg EE), an investigational monthly regimen. The results were presented at the 61st Annual Clinical Meeting of the American Congress of Obstetricians and Gynecologists (ACOG).

Data were presented from a randomized, open-label comparative study of 142 women, aged 18 to 35 years, which compared ovulation inhibition and ovarian activity of Teva’s investigational 28-day OC to two contraceptive regimens containing different synthetic progestins. The primary endpoints were ovarian follicular development, and progesterone and estradiol levels. Women in the study were randomized to one of the following groups for three consecutive 28-day cycles:

•	Treatment 1: Teva’s investigational 28-day OC, 150 mcg DSG/20 mcg EE for 21 days, followed by seven days of 10 mcg EE

•	Treatment 2: 3 mg drospirenone and 20 mcg EE for 24 days, followed by four days of placebo pills

•	Treatment 3: 1 mg levonorgestrel and 20 mcg EE for 21 days, followed by seven days of placebo pills

Results showed that, following the three-month treatment period, ovarian activity was reduced in subjects receiving treatments with modified hormone-free intervals. Although all three treatment groups showed reduced ovarian activity, Teva’s investigational 28-day OC reduced ovarian activity more than Treatment 3, the levonorgestrel regimen, and had effects similar to Treatment 2, the drospirenone regimen. In addition, Teva’s investigational 28-day OC presented a safety profile that was similar to that of the two commercial comparators in the study as well as other commercially available 28-day OCs on the market. The most common treatment-emergent adverse events were upper respiratory tract infection (19%) and headache (17%).

“These data support the potential of Teva’s new investigational 28-day oral contraceptive to prevent pregnancy by inhibiting ovulation,” said Larry Seidman, D.O., principal investigator at Clinical Research of Philadelphia. “Although many contraceptive options are available, studying new regimens provides additional choices for women deciding on the appropriate contraception for them.”

Traditional “21/7” oral contraceptive regimens include 21 days of “active pills” and a hormone-free interval (HFI) during which a woman takes placebo pills. Teva’s investigational DSG OC regimen eliminates the HFI by adding seven days of 10 mcg EE during the traditional HFI.

“We are encouraged by the data presented on Teva’s investigational 28-day oral contraceptive at ACOG this year, which demonstrated that the regimen achieves an ovulatory effect,” said Nancy Ricciotti, senior director of clinical affairs, Teva Women’s Health R&D. “These data are a testament to our dedication to provide women with innovative contraceptive and family planning products.”

About Teva’s Investigational 28-Day Oral Contraceptive
Teva’s investigational 28-day oral contraceptive (150 mcg desogestrel/20 mcg ethinyl estradiol for 21 days, followed by seven days of 10 mcg ethinyl estradiol) is a desogestrel regimen that is being evaluated as a 28-day oral contraceptive. Teva’s investigational 28-day oral contraceptive eliminates the traditional hormone-free interval (HFI), which means that there are no placebos (sugar pills) in the regimen. Instead, the regimen adds seven days of 10 mcg ethinyl estradiol during the traditional HFI.

About Teva Women’s Health, Inc.
Teva Women’s Health, Inc. is a U.S.-based subsidiary of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), headquartered in Israel. The company produces a wide range of women’s healthcare products including oral contraceptives, intrauterine contraception and hormone therapy treatments for menopause and perimenopause. Teva Women’s Health, Inc. maintains a strong commitment to enhancing women’s lives by actively pursuing new areas of research and providing distinct pharmaceutical options that meet women’s needs and fit their lifestyles. Through close engagement with women and healthcare providers, the company maintains an in-depth understanding of the important health matters that affect women.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

###

Media Contact:
Shannon Oates- Rivera
(484)318-0512
Shannon.oates-rivera@tevapharm.com